STELLUS CAPITAL INVESTMENT CORPORATION

10000 Memorial Drive, Suite 500

Houston, TX 77024

April 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq.

Re:	Stellus Capital Investment Corporation (the “Company”) Proxy Statement

Pursuant to the Staff’s request, in connection with the Staff’s review of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact me at (713) 292-5400 or our counsel, Harry S. Pangas, at Sutherland Asbill & Brennan LLP at (202) 383-0805.

Sincerely,

STELLUS CAPITAL INVESTMENT CORPORATION

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	President and Chief Executive Officer